Exhibit 1

                       Commtouch Reports Q1 2001 Revenues
                     50+% Revenues from Enterprise Customers

MOUNTAIN VIEW, CALIF., (MAY 15, 2001) -- Commtouch (Nasdaq: CTCH), a leading provider of messaging solutions and software to telecos, data centers, ISPs and ASPs, today announced results for the first quarter of 2001. Revenues for the first quarter of 2001 were $4.0 million, an 11% increase from first quarter 2000 revenues of $3.6 million.

Enterprise Focus

"A record 50+% of our revenues were derived from enterprise customers during the first quarter," noted Gideon Mantel, CEO of Commtouch. "Our results demonstrate the success of our new focus on serving this target market as a leading provider of end-to-end messaging solutions for service providers and telecommunication companies, as well as ASPs, ISPs and data centers." Mantel added, "Leveraging Commtouch's strong product line and its unique value proposition and solutions, we have aggressively transformed the Company focusing it on addressing a wide range of messaging needs of service providers and their customers. This has also accelerated the formation of strong alliances and channel partnerships."

During the first quarter, Commtouch signed a number of new alliances. Together, these key channel partners are the cornerstones of the Company's go to market strategy. Details of these alliances will be announced shortly.

New Products and Services

In response to a growing demand from potential customers, the Company will begin leveraging its messaging technology by also licensing its software, creating a one-stop shop that offers solutions addressing any possible messaging need for service providers. This includes total outsourcing of software solutions designed to reduce a service provider's total cost. "We plan to make a significant investment in our software solutions over the next one to two years," noted Gideon Mantel. "These innovative solutions will position us to become the de facto standard for service providers."

Gideon Mantel noted that, "During the first quarter, we aggressively reengineered our business to enhance our enterprise focus and we significantly lowered our cash burn rate by reducing personnel while retaining our best and brightest employees. We launched our first software solution projects with product installations at Telia, the Swedish telco, at e-center, a leading Eastern Europe data center, at a data center focused on serving enterprise customers in Japan, and we also launched our new branded Hosted Exchange offering. These enterprise-focused initiatives further allow us to capitalize on the synergies anticipated from our Wingra acquisition. Our product and service offerings combined with the advantages of our technological solutions, stable management and a low level of debt position us as the premier solution provider to our channel partners and the enterprise market."

Financial Results

Gross profit for the first quarter of 2001 was a negative $0.8 million compared to the gross profit of $1.5 million for the fourth quarter of 2000. The decline reflects the impact of excess capacity stemming from a shortfall in the revenue growth we had anticipated while making significant infrastructure investments in 2000. "The existing infrastructure will accommodate growth throughout 2001 and possibly 2002," noted Gideon Mantel.

Operating expenses for the first quarter of 2001 were $16.6 million compared to $11.5 million during the first quarter of 2000. "On March 1, 2001, we announced a business reorganization to enhance our focus on enterprise messaging solutions and that as part of this reorganization we would be streamlining our global operations and reducing our workforce by an additional 50%, to about 210 employees," noted Sunil Bhardwaj, Commtouch's CFO. "We expect operating expenses to significantly decline as a result of these cost containment measures."

Bhardwaj further noted, "Based on the cash balance at March 31, 2001 of $13.3 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with a board approved contingency plan, and a potential funding capability under the current equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations for at least the next twelve months. However, to continue funding product development, the Company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities." Excluding amortization charges, the net loss for the quarter was $15.7 million, or $0.93 per share, compared to a net loss of $6.4 million, or $0.43 per share, in the same quarter a year ago.

About Commtouch

Commtouch is a leading provider of messaging solutions to enterprises and service providers. Commtouch enterprise-grade email and messaging solutions include Microsoft Exchange, open standards webmail and collaboration and onsite messaging that deliver a high level of performance in reliability, scalability and security. Commtouch operates messaging services in 26 languages in more than 180 countries. Email and messaging powered by Commtouch include unified communications, collaboration, revenue generation and wireless integration. Through its subsidiary Wingra Technologies, the Company provides enterprise migration tools and services.

Founded in 1991,  Commtouch is a global company,  headquartered  in Netanya (Tel
Aviv), and Mountain View, Calif. To learn how Commtouch solutions are designed to meet today's enterprise email and messaging needs, visit www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's registration statement on Form F-1 filed with the SEC on January 5, 2000, which is available through www.sec.gov.

NOTE:    Commtouch is a registered  trademark of Commtouch
         Software Ltd.
         Terms and product names in this document may be trademarks of others.

(C)2001 Commtouch Software, Ltd.   All rights reserved.
Commtouch is a registered trademark of Commtouch Software Ltd.
Terms and product names in this document may be trademarks of others.

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         March 31, December 31,
                                                            2001       2000
                                                          -------     -------
Assets
Current Assets:
  Cash and cash equivalents                               $13,345     $29,438
  Trade receivables, net                                    2,860       4,355
  Prepaid expenses and other accounts receivable            2,525       3,626
                                                          -------     -------
          Total current assets                             18,730      37,419
Long-term lease deposits                                    1,315       1,440
Severance pay fund                                            786         949
Property and equipment, net                                20,260      19,417
Long-Term investment                                        2,000       2,000
Goodwill and other purchased intangibles, net              15,146      16,055
                                                          -------     -------
                                                          $58,237     $77,280
                                                          =======     =======

Liabilities and Shareholders' Equity
Current Liabilities:
  Current portion of bank loans and capital leases        $   385     $ 1,115
  Accounts Payable                                          2,634       4,205
  Employees and payroll accruals                            2,764       3,279
  Deferred revenues                                         1,768       1,523
  Accrued expenses and other liabilities                    3,724       3,529
                                                          -------     -------
          Total current liabilities                        11,275      13,651
                                                          -------     -------
Long-term portion of bank loans and capital leases            763         841
Accrued severance pay                                         911         984
                                                          -------     -------
                                                            1,674       1,825
                                                          -------     -------

Minority interest                                              51          76
                                                          -------     -------

Shareholders' Equity                                       45,237      61,728
                                                          -------     -------
                                                          $58,237     $77,280
                                                          =======     =======

                                                       COMMTOUCH SOFTWARE LTD.

                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)


                                                                                                         Three Months Ended
                                                                                                               March 31,
                                                                                                     ------------------------------
                                                                                                       2001                  2000
                                                                                                     --------              --------
Revenues:
  Email services                                                                                     $  4,009              $  3,597
  Software licenses                                                                                      --                    --
                                                                                                     --------              --------
          Total revenues                                                                                4,009                 3,597
                                                                                                     --------              --------
Cost of revenues
  Email Services                                                                                        4,844                 2,121
  Software licenses                                                                                      --                    --
                                                                                                     --------              --------
          Total cost of revenues                                                                        4,844                 2,121
                                                                                                     --------              --------

Gross profit (loss)                                                                                      (835)                1,476
                                                                                                     --------              --------
Operating expenses:
  Research and development                                                                              2,946                 1,993
  Sales and marketing                                                                                   6,495                 4,746
  General and administrative                                                                            5,752                 2,106
  Amortization  of the  prepaid  marketing expenses                                                      --                   1,941
  Amortization of stock-based employee compensation                                                       481                   763
  Amortization of goodwill and other purchased intangibles                                                909                  --
                                                                                                     --------              --------
          Total operating expenses                                                                     16,583                11,549
                                                                                                     --------              --------
Operating loss                                                                                        (17,418)              (10,073)
  Interest and other income, net                                                                          265                   938
  Minority interest                                                                                        22                  --
                                                                                                     --------              --------
Net loss                                                                                             $(17,131)             $ (9,135)
                                                                                                     ========              ========
Basic and diluted net loss per share                                                                 $  (1.02)             $  (0.60)
                                                                                                     ========              ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share                                                                                                16,841                15,119
                                                                                                     ========              ========

Net Loss
 - as adjusted (1)                                                                                   $(15,741)             $ (6,431)
                                                                                                     ========              ========

Basic and diluted net loss per share
 - as adjusted (1)                                                                                   $  (0.93)             $  (0.43)
                                                                                                     ========              ========


                      (1) Excludes charges for amortization of prepaid marketing expenses, stock based employee compensation and goodwill and other purchased intangibles.